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                                                                 Exhibit (a)(11)
FOR IMMEDIATE RELEASE

                           AVERY DENNISON COMPLETES
                            STIMSONITE ACQUISITION

     PASADENA, Calif. and NILES, Ill. -- July 12, 1999. Avery Dennison Corporation (NYSE/PSE:AVY) announced today that its acquisition of Stimsonite Corporation (NASDAQ:STIM) has been completed. Stimsonite has been merged with a wholly-owned subsidiary of Avery Dennison, and each share of common stock of Stimsonite not previously purchased in Avery Dennison's tender offer has been converted into the right to receive $14.75 in cash, net to the seller, without interest. The definitive merger agreement was announced on June 4, 1999.

     "Stimsonite's strong brand name and reputation for high-performance, innovative products perfectly complement Avery Dennison's reflective materials business," said Philip M. Neal, president and chief executive officer of Avery Dennison. "This transaction provides an ideal combination of market strengths, technologies, products, and distribution capabilities to drive our growth in a variety of industries. We look forward to developing new business opportunities that will result from Stimsonite's proprietary microreplication technology."

     Avery Dennison develops, manufactures and markets innovative self-adhesive solutions for consumer products and label systems. Based in Pasadena, Calif., the Company had 1998 sales of $3.5 billion and makes a wide range of products for consumer and industrial markets, including Avery-brand office products, Fasson-brand self-adhesive materials, peel-and-stick postage stamps, battery labels, automated retail tag and labeling systems, and specialty tapes and chemicals.

     Stimsonite Corporation, based in Niles, Ill., is a leading worldwide manufacturer and marketer of reflective safety products for the transportation industry and a pioneer in microreplication technology for a diverse range of industries. Stimsonite products include raised reflective pavement markers, work zone markers, highway delineators and state-of-the-art high performance optical films for use in the construction of highway signs. In 1998, the company generated sales of $87.4 million, net income of $4.9 million, and cash flow from operations of $6.3 million.